Bradley A. Haneberg 804 / 771-5790 bahaneberg@kaufcan.com 804 / 771-5700 fax: 804 / 771-5777	Mailing Address: P.O. Box 27828 Richmond, VA 23261 Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219

August 6, 2009

By EDGAR and U.S. Mail

Jay Ingram, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No: 333-158393 (the “Registration Statement”)

Dear Mr. Ingram:

On behalf of Tri-Tech Holding Inc. (“TRIT”) and in response to the comments provided in discussions with SEC Staff on August 5 and August 6, 2009, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 5 to the captioned registration statement (the “Amendment”) and the prospectus contained therein (the “Prospectus”). Factual information provided herein has been provided to us by TRIT. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

We have made the following changes in the enclosed Amendment:

1.	We have deleted the disclosure under the heading “Liquidity and Capital Resources” at page 47, as requested.

2.	We have revised Exhibits 5.1 and 5.2 as requested.

3.	We have updated the auditor’s consent, Exhibit 23.1, as requested.

4.	We have deleted the reference to gross profit under the heading “Segment Information” at page 47, as requested.

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.

Chesapeake	Hampton	Newport News	Norfolk	Virginia Beach	Williamsburg

www.kaufmanandcanoles.com

Jay Ingram, Esq.

August 6, 2009

TRIT is eager to complete the registration process. Thank you in advance for your assistance in reviewing this response and the Fifth Amendment to the Registration Statement on Form S-1. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg

cc:	Mr. Phil Fan
Mr. L. McCarthy Downs III
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.